# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New America Acquisition I Corp., CIK 0002074878
CUSIP: 023634108
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 590 Madison Ave,, 39th Floor,, New York,, New York (NY), 10022
Date of event which requires filing of this statement: 11/19/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002073441

## Reporting persons
- New America Sponsor I LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 13,100,000; sole dispositive power 0; shared dispositive power 13,100,000; aggregate amount beneficially owned 13,100,000 (26.31% of the class); the aggregate amount excludes certain shares
  Comment: (Rows 5, 6, 7, 8 and 9) See Item 4 below. The Reporting Person is referred to herein as the "Sponsor". Consists of (i) 12,500,000 shares of Class B common stock of New America Acquisition I Corp. (the "Issuer") (the "Founder Shares"), which are convertible into shares of Class A common stock of the Issuer (the "Class A Common Stock" and together with the Founder Shares, the "Common Stock"), as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-289204) (the "Registration Statement") and (ii) 600,000 shares of Class A Common Stock underlying the private placement units of the Issuer (the "Private Placement Units") held by the Sponsor. Does not include shares of Class A Common Stock that may be issued upon the exercise of the private placement warrants underlying the Private Placement Units held by the Sponsor, which are not exercisable within 60 days hereof. (Row 11) Percentage calculated using a denominator of 49,800,000 shares of Common Stock, reflecting (i) 34,500,000 shares of Class A Common Stock issued in the Issuer's initial public offering, (ii) 12,500,000 Founder Shares issued to the Sponsor, (iii) 600,000 shares of Class A Common Stock underlying the Private Placement Units held by the Sponsor, and (iv) 2,200,000 representative shares as described in the Registration Statement.
- Kevin McGurn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 13,100,000; sole dispositive power 0; shared dispositive power 13,100,000; aggregate amount beneficially owned 13,100,000 (26.31% of the class); the aggregate amount excludes certain shares
  Comment: (Rows 5, 6, 7, 8 and 9) See Item 4 below. Consists of (i) 12,500,000 Founder Shares, which are convertible into shares of Class A Common Stock as more fully described under the heading "Description of Securities - Founder Shares" in the Registration Statement and (ii) 600,000 shares of Class A Common Stock underlying the Private Placement Units held by the Sponsor. Does not include shares of Class A Common Stock that may be issued upon the exercise of the private placement warrants underlying the Private Placement Units held by the Sponsor, which are not exercisable within 60 days hereof. (Row 11) Percentage calculated using a denominator of 49,800,000 shares of Common Stock, reflecting (i) 34,500,000 shares of Class A Common Stock issued in the Issuer's initial public offering, (ii) 12,500,000 Founder Shares issued to the Sponsor, (iii) 600,000 shares of Class A Common Stock underlying the Private Placement Units beneficially owned by the Reporting Person as set forth in Row 9, and (iv) 2,200,000 representative shares as described in the Registration Statement.

## Item 1. Issuer
Name of issuer: New America Acquisition I Corp.
Address of issuer's principal executive offices: 590 Madison Ave, 39th Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entity and person, all of whom are together referred to herein as the "Reporting Persons":

(1) New America Sponsor I LLC (the "Sponsor")
(2) Kevin McGurn

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Act"), the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.
Address of principal business office or, if none, residence: 590 Madison Ave, 39th Floor, New York, NY 10022
Citizenship:
(1) New America Sponsor I LLC -- Florida
(2) Kevin McGurn -- United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference. The Sponsor is the record holder of (i) 12,500,000 Founder Shares, which are convertible into shares of Class A Common Stock as more fully described under the heading "Description of Securities - Founder Shares" in the Registration Statement and (ii) 600,000 shares of Class A Common Stock underlying the Private Placement Units. Does not include shares of Class A Common Stock that may be issued upon the exercise of the private placement warrants underlying the Private Placement Units held by the Sponsor, which are not exercisable within 60 days hereof. Mr. Kevin McGurn is the manager of the Sponsor and holds voting and investment discretion with respect to the shares held of record by the Sponsor. As such, Mr. Kevin McGurn may be deemed to have or share beneficial ownership of the shares held directly by the Sponsor.
Percent of class: The information required by Items 4(b) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: -
Shared power to vote or to direct the vote: -
Sole power to dispose or to direct the disposition: -
Shared power to dispose or to direct the disposition: -

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- New America Sponsor I LLC: /s/ Kevin McGurn, Kevin McGurn, Authorized Signatory of New America Sponsor I LLC (02/17/2026)
- Kevin McGurn: /s/ Kevin McGurn, Kevin McGurn (02/17/2026)